UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.   1)*

HSW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Bradley Zimmer

HowStuffWorks, Inc.

One Capital City Plaza

3350 Peachtree Road, Suite 1500

Atlanta, Georgia 30326

(404) 760-4347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HowStuffWorks, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,440,727 shares (See Note 1 below)

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 23,440,727 shares (See Note 1 below)

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,440,727 shares (See Note 1 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.0% (See Note 1 below)

14.	Type of Reporting Person (See Instructions) CO

Note 1: Includes a warrant to purchase 500,000 shares of HSW International, Inc. Common Stock.

This Amendment No. 1 is filed with respect to the shares of the common stock, $0.001 par value (the “Common Stock”) of HSW International, Inc., a Delaware corporation (“HSWI”), beneficially owned by HSW as of November 13, 2007, and amends and supplements the Schedule 13D filed on October 15, 2007 (the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is amended by deleting the last sentence of the paragraph and replacing it with the following:

Except as described herein, neither HSW nor, to HSW’s knowledge, any of HSW’s executive officers and directors named on Annex I hereto has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 4 is amended by adding the following at the end thereof:

On October 14, 2007, HSW, the largest stockholder of HSWI, entered into an Agreement and Plan of Merger, as amended on November 12, 2007 (the “HSW Merger Agreement”) with Discovery Communications, LLC (“Discovery”) pursuant to which HSW would become a subsidiary of Discovery (the “HSW Merger”).

As closing conditions to the HSW Merger Agreement: (i) Wei Zhou and another member of the board of directors of HSWI (other than Jeffrey T. Arnold) shall have resigned from the board of directors of HSWI, (ii) one designee of Discovery and one independent director, reasonably acceptable to Discovery, shall have been appointed to the board of directors of HSWI, (iii) only three HSW designees shall be on the board of directors of HSWI, (iv) one HSW designee shall have resigned from each of the following committees of the board of directors of HSWI so that only one HSW designee shall be on each such committee: the Special Committee, the Compensation Committee and the Audit Committee, and (v) the by-laws of HSWI shall be amended to provide that the Chairman of the board of directors of HSWI is not an officer of HSWI. HSW intends to propose that Wei Zhou be given board observation rights with HSWI.

Under the terms of the HSW Merger Agreement, certain direct and indirect stockholders and optionholders of HSW would retain, following the HSW Merger, a beneficial economic interest in approximately 77% of the Common Stock held by HSW (the “Subject HSWI Shares”).  Subject to the restrictions in the Amended Stockholders Agreement which prohibits HSW from selling any of its shares of HSWI until October 2008, 2/3 of its shares until April 2009, and 1/3 of its shares until October 2009, a number of the Subject HSWI Shares would be sold publicly or privately, with a portion of the proceeds from such sales being retained by HSW and the remainder of such proceeds used to fund the payment of applicable federal, state and local income taxes and selling expenses on such sales and the distribution described in the next sentence.  The remainder of the Subject HSWI Shares would be distributed, to former direct and indirect stockholders and optionholders of HSW.  The occurrence of such sales of HSWI Shares is contingent on the HSW Merger having been consummated and the timing of such sales, and corresponding distributions of cash and shares to HSW stockholders and optionholders, will depend, among other things, on market conditions.

As noted above and as further described in item 6 below, it is proposed that certain agreements between HSW and the Company would be amended.  Those amendments, which are more fully described in Exhibit A to the HSW Merger Agreement, were approved by the Company's board of directors on November 11, 2007.

The description of the HSW Merger contained herein does not purport to be complete and is qualified in its entirety by reference to the merger agreement and the amendment thereto, filed as Exhibits 7.2 and 7.3, respectively, to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended by adding the following at the thereof:

The information set forth under Item 4 above is incorporated herein by reference.

The HSW Merger Agreement also contemplates that the Stockholders Agreement would be amended, effective upon the consummation of the HSW Merger, to provide (i) that HSW will have the right to designate three directors (one of whom will be an independent director), (ii) that HSWI will have a Nominating and Governance committee and that HSW will have the right to designate the chairperson of the Nominating and Governance Committee, and (iii) that all shares of HSWI Common Stock owned by HSW in excess of 45% of the outstanding shares of HSWI as of any applicable record date, if any, shall be voted in exact proportion to the vote of HSWI’s Stockholders other than HSW. HSW will have the right to vote in its discretion its shares of HSWI up to and including 45% of the outstanding shares of HSWI as of any applicable record date.

Item 7.	Material to Be Filed as Exhibits
Incorporated by reference or filed as exhibits hereto are the following:

Exhibit Number	Description

7.2	Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discover Communications, LLC and the HSW Stockholders’ Representative, dated as of October 14, 2007.*
7.3

First Amendment to Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, dated as of November 12, 2007.

* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2007	HowStuffWorks, Inc.

	By:	/s/ Colin Daniel
Name: Colin Daniel
Title: Executive President of Finance

EXHIBIT INDEX

Exhibit Number	Description

7.2	Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discover Communications, LLC and the HSW Stockholders’ Representative, dated as of October 14, 2007.*
7.3

First Amendment to Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, dated as of November 12, 2007.

* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

ANNEX I

The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of HowStuffWorks, Inc.

Name and Business Address	Office	Present Principal Occupation or Employment	Citizenship
Jeff Arnold 3350 Peachtree Road, Suite 1500 Atlanta, GA 30326	CEO and Director	HowStuffWorks, Inc.	USA
Lucius Burch 102 Woodmont Blvd., Suite 320 Nashville, TN 37205	Director	Chairman, Burch Investments Group	USA
Brett Icahn 767 Fifth Avenue, Suite 4700 New York, NY 10153	Director	Icahn Associates Corp.	USA
Dick Maddrell 7373 North Cicero Avenue Lincolnwood, IL 60712	Director	President, Publications International, Ltd.	USA
Thomas Tull 4000 Warner Blvd., Bldg. 76 Burbank, CA 91522	Director	CEO, Legendary Pictures	USA
Lou Weber 7373 North Cicero Avenue Lincolnwood, IL 60712	Director	CEO, Publications International, Ltd.	USA
Bradley Zimmer 3350 Peachtree Road, Suite 1500 Atlanta, GA 30326	Secretary	HowStuffWorks, Inc.	USA